Ex.) 28(d)(3)

November 29, 2016

Mr. Bruce Rosenberg

Treasurer and Principal Financial Officer

SSGA Funds

State Street Financial Center

One Lincoln Street

Boston, Massachusetts 02111

RE: SSGA Funds Waiver and Reimbursement Agreement

Dear Mr. Rosenberg:

SSGA Funds Management, Inc. (“SSGA FM”), as investment adviser to each series of SSGA Funds (each a “Fund”), agrees until December 31, 2017:

A.	(i) to waive up to the full amount of the advisory fee payable by a Fund, and/or (ii) to reimburse a Fund (exclusive of non-recurring account fees, extraordinary expenses, acquired fund fees and distribution, shareholder servicing and sub-transfer agency fees) to the level of the expense limitation as measured on an annualized basis for a Fund in the amounts shown in the following table:

Fund	Expense Limitation
State Street Disciplined Emerging Markets Equity Fund	1.00%
SSGA International Stock Selection Fund	0.75%
SSGA Dynamic Small Cap Fund	0.85%
SSGA Enhanced Small Cap Fund	0.50%
SSGA High Yield Bond Fund	0.50%

B.	(i) to waive up to the full amount of the advisory fee payable by a Fund, and/or (ii) to reimburse a Fund to the level of the expense limitation as measured on an annualized basis for a Fund in the amounts shown in the following table:

Fund	Expense Limitation
SSGA S&P 500 Index Fund	0.157%

Each of the above stated fee waivers and/or expense reimbursements set forth in Sections (A) and (B) (i) supersedes any prior fee waiver and/or expense reimbursement for the applicable Fund and (ii) may only be terminated during the relevant period with the approval of the Funds’ Board of Trustees. SSGA FM and a Fund Officer are authorized to take such actions as they deem necessary and appropriate to continue each of the above stated waivers and/or expense reimbursements for additional periods, including of one or more years, after the December 31, 2017 expiration date.

SSGA FM, as Administrator to each Fund in SSGA Funds, agrees to waive 0.01% of its administration fee. This waiver may not be terminated or modified except with the approval of the Funds’ Board of Trustees and shall continue until at least December 31, 2017.

Ex.) 28(d)(3)

If these arrangements are acceptable to you, please sign below to indicate your acceptance and agreement and return a copy of this letter to me.

Sincerely,

SSGA FUNDS MANAGEMENT, INC.

/s/ Ellen M. Needham
By:
Ellen M. Needham, President

Accepted and Agreed:

SSGA FUNDS, on behalf of the Funds named above

/s/ Bruce Rosenberg
By:
Bruce Rosenberg
Treasurer and Principal Financial Officer